David Berger Executive Vice President & Chief Financial Officer

VIA EDGAR AND COURIER

Daniel L. Gordon

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

Washington D.C. 20549

Re:                             Information Services Group, Inc.

Form 10-K for the Year Ended December 31, 2013

Filed March 7, 2014

File No. 1-33287

Form 10-Q for the Quarterly Period Ended June 30, 2014

Filed August 11, 2014

File No. 1-33287

Dear Mr. Gordon:

By this letter, Information Services Group, Inc. (the “Company”) responds to the Staff’s letter of November 5, 2014.  To aid in your review, we have repeated each Staff comment followed by the Company’s corresponding response.

Form 10-K for the Fiscal Year Ended December 31, 2013

General

Comment No. 1

We noted the use of non-GAAP financial measures in your earnings release.  Please tell us whether you consider adjusted EBITDA and adjusted net income to be key performance indicators.  To the extent these measures are considered to be key performance indicators, in future filings please include the measure as well as required disclosure in accordance with Item 10(e) of Regulation S-K within your Management’s Discussion and Analysis.

Response

The Company advises the Staff that we do consider adjusted EBITDA and adjusted net income to be key performance indicators and will include these non-GAAP financial measures within our Management Discussion and Analysis in future filings, as well as required disclosure in accordance with Item 10(e) of Regulation S-K.

Information Services Group, Inc.	t: 203 517 3100
Two Stamford Plaza	f: 203 517 3199
281 Tresser Boulevard, Stamford, CT 06901	www.isg-one.com

Form 10-Q for the Quarterly Period Ended June 30, 2014

Note 10 — Financing Arrangements and Long Term Debt, Page 11

Comment No. 2

We noted from your disclosure that the triggering event related to the Compass convertible notes occurred on March 21, 2014.  Please explain to us and disclose in future filings if there was a change in accounting for the convertible note subsequent to the triggering event.

Response

On January 4, 2011, as part of the consideration for the acquisition of CCGH Limited (“Compass”), the Company issued an aggregate of $6.3 million in Convertible Notes to Compass (the “Convertible Notes” or the “Notes”). The Convertible Notes mature on January 4, 2018 and interest is payable on the outstanding principal amount, computed daily, at the rate of 3.875% per annum on January 31 of each calendar year and on the seventh anniversary of the date of the issuance of the Notes. The terms of our Convertible Notes provide that, at any time upon which the price of our common stock on the Nasdaq Global Market exceeds $4 per share for 60 consecutive trading days (the “triggering event”), (i) the Holders may convert all (but not less than all) of the outstanding principal amount of the Convertible Notes into shares of our common stock at the rate of 1 share for every $4 in principal amount outstanding and, (ii) the Company may prepay all or any portion of the outstanding principal amount of the Convertible Notes by giving the Holder 30 days written notice, and during such 30-day period, the Holder shall be given the opportunity to convert the outstanding principal amount into shares.  In accounting for the Convertible Notes, the Company evaluated the terms of the Notes and classified the Notes as long-term debt on the consolidated balance sheet because they did not require use of current assets in the next 12 months.  The Company did not elect to apply the fair value option pursuant to ASC 825.  Furthermore, pursuant to guidance in ASC 260-10-45-44, the Company included the Convertible Notes in the calculation of diluted EPS, if the effect was dilutive, regardless of whether the stock price trigger event was met, as the contingency was tied to our own stock price.

On March 21, 2014, the triggering event occurred as the price of our common stock on the Nasdaq Global Market exceeded $4 per share for 60 consecutive trading days.  The Company respectfully advises the Staff that no change in accounting for the Convertible Notes occurred on or after March 21, 2014, given on or after that date and as of September 30, 2014, no Holder had elected to convert any outstanding principal amount of the Convertible Notes into shares of common stock nor had the Company given written notice to the Holders to prepay all or any portion of the principal amount of the Convertible Notes.  Therefore, the Convertible Notes continue to be accounted for as long-term debt on the Company’s balance sheet since the Convertible Notes do not require use of current assets in the next twelve months.  In future filings, in the event a Holder elects to convert into equity or the Company elects to prepay any principal amount of the Convertible Notes, we will disclose any such actions and the appropriate accounting impact, as applicable.

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The Company hereby acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the above responses, please contact me at (203) 517-3104.

Very truly yours

/s/ David Berger
Name:	David Berger
Title:	Executive Vice President &
Chief Financial Officer

Cc. Joe Bagtas, PricewaterhouseCoopers LLP